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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52806

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bradesco Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 East 56th Street - 9th Floor
(No. and Street)

New York,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York,	NY	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Isabela Marta Behar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bradesco Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signed before me and personally known on this 23rd day of February 2010

RAFAELLA ANGEROSI
Notary Public - State of New York
No. 01AN6180012
Qualified in New York County
My Commission Expires January 7, 2012

Notary Public

Signature

Manager and Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bradesco Securities, Inc.
Index
December 31, 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
Bradesco Securities, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Bradesco Securities, Inc. at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2010

Bradesco Securities, Inc.
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 6,306,456
Receivables from clearing organization	1,922,974
Securities owned, at market value	12,006,867
Equipment and leasehold improvements net of accumulated depreciation of $320,216	103,510
Receivables from affiliates	3,997,965
Other assets	655,502
Total assets	$ 24,993,274
Liabilities and Stockholder's Equity	
Liabilities	
Deferred tax liability	$ 373,030
Accounts payable, accrued expenses, and other liabilities	2,369,627
Total liabilities	2,742,657
Commitments and contingent liabilities (note 4)	
Stockholder's equity	
Common stock, $1 par value. Authorized, issued and outstanding 11,000 shares	11,000
Additional paid-in capital	21,989,000
Accumulated earnings	250,617
Total stockholder's equity	22,250,617
Total liabilities and stockholder's equity	$ 24,993,274

See accompanying notes to financial statements.

1. Organization

Bradesco Securities Inc. (the Company), a wholly owned subsidiary of Banco Bradesco S.A. (the Bank), is a broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a nonclearing member of the Financial Industry Regulatory Authority. The Company's business consists of performing certain execution services for institutional clients in transactions in the U.S. capital markets. Securities transactions are made on a DVP/RVP (delivery versus payment basis/receipt versus payment) basis.

The accompanying financial statements have been prepared from the separate records maintained by the Company, and may not necessarily be indicative of the financial condition that would have existed if the Company had operated as an unaffiliated company (see note 3).

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that include cash and deposits held with affiliates and other financial institutions.

Clearing Arrangements
Pursuant to agreements between the Company and its correspondent clearing broker, the Company clears all of its customer transactions through its correspondent clearing broker on a fully disclosed basis.

Securities and Securities Transactions
Investment securities owned, representing US dollar denominated Euro Bonds, are valued at market value. Changes in appreciation (depreciation) arising from fluctuations in market value are categorized as principal transactions in the statement of earnings.

Securities transactions and related commission revenue and expenses are recorded on a trade date basis.

Receivables from clearing organization include certain deposits and amounts receivable from clearing organization relating to commissions and are recorded in the statement of financial condition.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

The Company adopted FASB guidance which addresses the recognition and measurement of tax positions taken or expected to be taken and guidance on derecognition, and classification, of interest and penalties as of January 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no material effect on the Company's financial statements.

The Company's policy on classification of interest and penalties related to uncertain tax positions is that such interest and penalties are classified as income taxes.

Equipment and Leasehold Improvements
Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation on equipment is provided for using the straight-line method based on the estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or the terms of the respective lease.

Commissions
Commission fees are calculated as $0.01 to $0.05 per share per trade and are recorded on a trade – date basis as securities transactions occur.

Fair Value of Financial Instruments
We use fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Our securities owned and securities sold, but not yet purchased are recorded at fair value on a recurring basis.

ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities ("level 1" measurements) and the lowest priority to unobservable inputs ("level 3" measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

- Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

Recent Accounting Developments
FASB Accounting Standards Codification. In July 2009, the FASB launched the FASB Accounting Standards Codification (the Codification) as the single source of GAAP. While the Codification did not change GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification was effective for the Company for 2009 and did not have an effect on the Company's financial condition, results of operations or cash flows.

Subsequent Events (ASC 855). In May 2009, the FASB issued amended accounting principles related to subsequent events, which codify the guidance regarding the disclosure of events occurring subsequent to the balance sheet date. These amended principles do not change the definition of a subsequent event (i.e., an event or transaction that occurs after the balance sheet date but before the financial statements are issued) but require disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statements is required. These amended principles were effective for the Company for 2009. For the period ended 2009, the Company evaluated subsequent events through February 24, 2010. Since these amended principles require only additional disclosures concerning subsequent events, adoption of the standard did not affect the Company's financial condition, results of operations or cash flows.

3. Transactions with Related Parties

During the normal course of business, Banco Bradesco S.A. (the Bank), together with affiliated companies, provide and account for a portion of the Company's business activities. The Company assists in the marketing of IPO securities on behalf of the Bank and distributes the Bank's research outside Brazil. The Company also provides services by acting as an intermediary for securities purchases and sales by introducing Institutional Clients to Bradesco S.A. Corretora (Corretora).

At December 31, 2009, cash and cash equivalents included in the accompanying statement of financial condition consists of deposits and operating accounts with the Branch and amounted to $1,879,610.

4. Commitments and Contingent Liabilities

On March 15, 2006 the Company entered into a lease agreement for office space that will expire on October 30, 2016. Beginning July 1, 2006, the Company is obligated to pay $15,005 per month through June 30, 2011, and $16,206 per month thereafter. The Company was entitled to an abatement in the amount of $15,005 per month for the first four consecutive months.

The Company has a contractual obligation to pay $12,000 per year under the intercompany agreement with the Branch, which expires on December 31, 2010.

The Branch has issued a letter of credit to the Company's lessor as a security deposit in connection with the lease, for a total of $100,835. The Company in turn has pledged an $111,000 certificate of deposit to the Branch as collateral for the letter of credit.

5. Securities Owned

As of December 31, 2009, the Company has an investment in Euro Bonds denominated in US dollars of $12,006,867 stated at market value, with maturities from July 2, 2013 to January 11, 2016. These investments are held by the custodian bank Banco Bradesco Grand Cayman. At December 31, 2009, $5,252,957 of the securities owned by the Company are invested in Euro Bonds issued by Petroleo Brasileiro S/A – PETROBRAS, and $6,753,910 issued by Vale Overseas Limited – VALEBZ.

The fair value of the Bonds are considered to be Level 2 based on quoted prices. The Company's management reviews the instruments in order to determine the level those investments should be reported. Certificates of Deposits are considered a Level 1 instrument.

The Company did not have any assets that would be reported in Level 3 during the year ended December 31, 2009.

6. Equipment and Leasehold Improvements

The Company's equipment and leasehold improvements at December 31, 2009 are summarized as follows:

Equipment	$ 325,426
Leasehold improvements	98,300
	423,726
Less accumulated depreciation and amortization	(320,216)
	$ 103,510

7. Employee Benefit Plan

The Company has a 401(k) Plan under the Branch whereby employees voluntarily participate in the Plan. Employees may contribute up to 15% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100% of the first 5%, and management has the ability to make discretionary contributions above the matching contribution. However, matching contributions could not exceed defined limits set by the Bank.

8. Income Tax

The components of the deferred tax assets and liabilities at December 31, 2009 are summarized as follows:

Deferred tax assets	
Deferred rent	$ 29,651
Depreciation & amortization	4,218
Capital loss carryovers	671,671
Less: Valuation allowance on capital loss carryovers	(671,671)
Total deferred tax assets, net of valuation allowance	$ 33,869
Deferred tax liabilities	
Unrealized gain on securities owned	$ 406,899
Total deferred tax liabilities	406,899
Net deferred taxes	$ (373,030)

At December 31, 2009, the Company had capital loss carryovers of $1,488,528 related to losses on principal transactions. The Company recorded a related deferred income tax asset of $671,671 and an offsetting valuation allowance. These carryovers are subject to annual limitations on utilization and they will begin to expire in 2012. The Company believes that these losses are likely to expire unutilized given the fact that such losses can only be utilized against capital gains. The Company does not currently intend to dispose of any assets that have unrealized capital gains.

The Company has not recognized any uncertain tax positions as of December 31, 2009. The Company does not expect its unrecognized tax benefit balance to change significantly in the next 12 months.

9. Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if a counterparty fails to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by clearing brokers pursuant to clearance agreements. The clearing brokers and the Company review as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

10. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. At December 31, 2009, the Company had net capital of $3,601,108, which was $3,443,133 in excess of required net capital. Aggregate indebtedness as of December 31, 2009 was $2,369,627 resulting in a net capital percentage of 65.80%.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
Bradesco Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Bradesco Securities Inc. ("the Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: The amount in 2b, $5,001 was paid in two amounts, $150 and $4,851. The $150 was paid with check # 6950 which cleared the Company's bank statement on January 22, 2009, $4,851 was paid with check # 7263 which cleared the Company's bank statement on August 7, 2009. The amount in 2F, $10,098 was paid with check #7563 which cleared the Company's bank statement on February 5, 2010 for a total assessment payment of $15,099. No differences noted.

2. Compared the Total Revenue amount of $ 9,572,107 reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2009 less the total revenue amount of $2,740,864 reported on the Company's Focus Report for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $6,831,243 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. No differences noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. No additions noted for item 2b of Form SIPC-7T.

    b. Compared deductions on line 3 of item 2c, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities, of $361,761 to the 'Transaction Register' obtained from Isabela Behar, CCO for the brokerage

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expenses for the period of April 1, 2009 - December 31, 2009, and agreed the amount of expenses paid to SIPC members to line 3 of item 2c. No differences noted.

c. Compared deductions on line 5 of item 2c, net gain from securities in investment accounts, of $430,030 to the 'P & L Report' obtained from Isabela Behar, CCO for the period April 1, 2009 – December 31, 2009, and agreed the mark to market income noted within the report, to line 5 of item 2c. No differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $6,039,452 and $15,098.63, respectively of the Form SIPC-7T. No differences noted.

   b. Recalculated the mathematical accuracy of the Transaction Register in procedure 3b for a total of $361,671. No differences noted.

   c. Recalculated the mathematical accuracy of the P&L Report in procedure 3c for a total of $430,030. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Bradesco Securities Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010